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June 7, 2019

Via EDGAR
Ms. Katherine Bagley
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:	IAA Spinco Inc.
Amendment No. 4 to Form 10-12B
Filed May 10, 2019
File No. 001-38580

Dear Ms. Bagley:

On behalf of IAA Spinco Inc. (the “Company”), set forth below is the response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated May 20, 2019 (the “Comment Letter”), relating to Amendment No. 4 to the Company’s registration statement on Form 10 (File No. 001-38580) (the “Registration Statement”) that was filed on May 10, 2019  (“Amendment No. 4”). To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 5 to the Registration Statement (“Amendment No. 5”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) reflecting the response to the Staff’s comment contained herein and other changes that are intended to update, clarify and render more complete the information contained therein. We have supplementally provided a marked copy of Amendment No. 5 against Amendment No. 4 to facilitate the Staff’s review. References to page numbers and section headings in our responses below refer to page numbers and section headings in the unmarked version of Amendment No. 5.

Ms. Katherine Bagley
U.S. Securities and Exchange Commission
June 7, 2019

Exhibit 99.1

Management, page 82

You disclose elsewhere in your registration statement that, after the separation and distribution, certain of your directors and executive officers may have actual or potential conflicts of interest because of their equity ownership in and other continuing relationships with KAR.  Please briefly describe these actual or potential conflicts of interest in this section, considering that you have amended your disclosure to identify your directors and executive officers.

Response: Amendment No. 5 discloses all persons expected to serve as directors and executive officers after the separation and distribution.  As the Company is not aware of any such material actual or potential conflicts of interest between such persons and the Company, the Company has deleted the above-referenced disclosure.

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 735-2573.

Sincerely,

/s/ Dwight S. Yoo
Dwight S. Yoo

cc:	James P. Hallett, Chairman of the Board and Chief Executive Officer
KAR Auction Services, Inc.

Becca Polak, Chief Legal Officer and Secretary
KAR Auction Services, Inc.

John W. Kett, Chief Executive Officer and President
Insurance Auto Auctions, Inc.

Gregory A. Fernicola
Skadden, Arps, Slate, Meagher & Flom LLP